EXHIBIT 12.1

UNOCAL CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
Millions of dollars	2003	2002	2001	2000	1999
Earnings from continuing operations	$710	$330	$599	$723	$113
Provision for income taxes	522	280	452	497	121
Minority interests	9	6	41	16	16
Distributions (less than) greater than earnings from equity investments	39	6	69	(57)	(4)

Earnings subtotal (a)	1,280	622	1,161	1,179	246

Fixed charges included in earnings:
Interest expense	190	179	192	210	199
Distribution on convertible preferred securities	33	33	33	33	33
Interest portion of rentals (b)	24	23	19	20	22

Fixed charges subtotal	247	235	244	263	254

Earnings from continuing operations available before fixed charges	$1,527	$857	$1,405	$1,442	$500

Fixed charges:
Fixed charges included in earnings	247	235	244	263	254
Capitalized interest	60	46	27	13	16

Total fixed charges	$307	$281	$271	$276	$270

Ratio of earnings from continuing operations to fixed charges	5.0	3.0	5.2	5.2	1.9

(a) Includes pre-tax impairment of :	93	47	137	66	23

The ratio of earnings, excluding impairment, to fixed charges would be:	5.3	3.2	5.7	5.5	1.9

(b) Calculated as one-third of operating rental expense.